SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 33)

NovaGold Resources Inc.
(Name of Subject Company)

NovaGold Resources Inc.
(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

66987E206
(CUSIP Number of Class of Securities)

Rick Van Nieuwenhuyse
NovaGold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4
Canada
(604) 669-6227
(Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of the persons filing statement)

Copy to:

William F. Sirett	Christopher J. Barry
Borden Ladner Gervais LLP	Dorsey & Whitney LLP
200 Burrard Street, #1200	1420 Fifth Avenue
Vancouver, BC V7X 1T2	Suite 3400
Canada	Seattle, WA 98101
(604) 640-4147	USA
(206) 903-8800

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 33 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by NovaGold Resources Inc. (“NovaGold” or the “Company”) with the Securities and Exchange Commission on August 14, 2006 relating to the tender offer (the “Barrick Offer”) made by Barrick Gold Corporation for all of the common shares of NovaGold Resources Inc. (“NovaGold” or the “Company”).  The terms and conditions of the Barrick Offer are set forth in the Offer and Circular of Barrick, dated August 4, 2006 (the “Tender Offer Bid Circular”).  The Tender Offer Bid Circular has been filed by Barrick with the U.S. Securities Exchange Commission as part of a Tender Offer Statement on Schedule TO (as amended or supplemented the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Security Exchange Act of 1934, as amended.  The Schedule TO was initially filed by Barrick on August 4, 2006.

In connection with the Barrick Offer, the Company’s board of directors has prepared a directors’ circular, dated August 14, 2006 (the “Directors’ Circular”), pursuant to applicable securities laws in Canada.  The Directors’ Circular was filed as exhibit (a)(2)(A) to the initial Schedule 14D-9.  Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.

Item 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented as follows:

The Company issued a press release on December 5, 2006, advising its shareholders to continue to reject the Barrick Offer.  A copy of the press release has been filed herewith as Exhibit (a)(2)(UU).

Item 9.  EXHIBITS

Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(UU)	Press release of NovaGold Resources Inc., dated December 5, 2006 (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2006

NOVAGOLD RESOURCES INC.

	By:	/s/ R.J. (Don) MacDonald
Name: R.J. (Don) MacDonald
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)	Directors’ Circular, dated August 14, 2006*
(a)(2)(B)	Press release of NovaGold Resources Inc., dated August 14, 2006*
(a)(2)(C)	Press release of NovaGold Resources Inc., dated August 14, 2006*
(a)(2)(D)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(E)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(F)	Press release of NovaGold Resources Inc., dated August 22, 2006*
(a)(2)(G)	Press release of NovaGold Resources Inc., dated August 24, 2006*
(a)(2)(H)	Notice of Change to the Directors’ Circular, dated August 24, 2006*
(a)(2)(I)	Press release of NovaGold Resources Inc., dated August 25, 2006*
(a)(2)(J)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(K)	Press release of NovaGold Resources Inc., dated August 29, 2006*
(a)(2)(L)	Press release of NovaGold Resources Inc., dated August 31, 2006*
(a)(2)(M)	Press release of NovaGold Resources Inc., dated August 31, 2006*
(a)(2)(N)	Press release of NovaGold Resources Inc., dated September 5, 2006*
(a)(2)(O)	Press release of NovaGold Resources Inc., dated September 6, 2006*
(a)(2)(P)	Press release of NovaGold Resources Inc., dated September 14, 2006*
(a)(2)(Q)	Press release of NovaGold Resources Inc., dated September 14, 2006*
(a)(2)(R)	Press release of NovaGold Resources Inc., dated September 15, 2006*
(a)(2)(S)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(T)	Press release of NovaGold Resources Inc., dated September 25, 2006*
(a)(2)(U)	Press release of NovaGold Resources Inc., dated September 25, 2006*
(a)(2)(V)	Press release of NovaGold Resources Inc., dated September 26, 2006*
(a)(2)(W)	Form of Newspaper Advertisement published in the September 26, 2006 editions of the Wall Street Journal, Globe and Mail, Financial Post and Vancouver Sun*
(a)(2)(X)	Press release of NovaGold Resources Inc., dated October 2, 2006*
(a)(2)(Y)	Form of Newspaper Advertisement published in the October 6, 2006 edition of the Globe and Mail*
(a)(2)(Z)	Press release of NovaGold Resources Inc., dated October 12, 2006*
(a)(2)(AA)	Press release of NovaGold Resources Inc., dated October 24, 2006*
(a)(2)(BB)	Press release of NovaGold Resources Inc., dated October 25, 2006*
(a)(2)(CC)	Notice of Change to the Directors’ Circular, dated October 30, 2006*
(a)(2)(DD)	Press release of NovaGold Resources Inc., dated October 31, 2006*
(a)(2)(EE)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(FF)	Press release of NovaGold Resources Inc., dated November 2, 2006*
(a)(2)(GG)	Form of Newspaper Advertisement published in the November 3, 2006 edition of the Globe and Mail and Vancouver Sun*
(a)(2)(HH)	Press release of NovaGold Resources Inc., dated November 7, 2006*
(a)(2)(II)	Powerpoint slide presentation of NovaGold Resources Inc.*
(a)(2)(JJ)	Presentation transcript of NovaGold Resources Inc.*
(a)(2)(KK)	Press release of NovaGold Resources Inc., dated November 10, 2006*
(a)(2)(LL)	Presentation transcript of NovaGold Resources Inc.*
(a)(2)(MM)	Press release of NovaGold Resources Inc., dated November 14, 2006*
(a)(2)(NN)	Press release of NovaGold Resources Inc., dated November 16, 2006*
(a)(2)(OO)	Form of Newspaper Advertisement published in the November 17, 2006 edition of the Globe and Mail*
(a)(2)(PP)	Powerpoint slide presentation of NovaGold Resources Inc.*

Exhibit	Description
(a)(2)(QQ)	Press release of NovaGold Resources Inc., dated November 17, 2006*
(a)(2)(RR)	Conference call transcript of NovaGold Resources Inc.*
(a)(2)(SS)	Press release of NovaGold Resources Inc., dated November 22, 2006*
(a)(2)(TT)	Press release of NovaGold Resources Inc., dated November 29, 2006*
(a)(2)(UU)	Press release of NovaGold Resources Inc., dated December 5, 2006 (filed herewith)
(e)(1)	Mining Venture Agreement, dated November 13, 2002 by and between NovaGold Resources Alaska, Inc. and Placer Dome U.S. Inc.*

*  Previously filed.